December 13, 2018

Via Edgar

United States Securities and Exchange Commission

Washington, D.C. 20549

Geoff Kruczek

Senior Attorney

Division of Corporate Finance, Office of Electronics and Machinery

Re: Vortex Brands, Inc.

Offering Statement on Form 1-A

Filed July 30, 2018

File No. 024-10875

Ladies and Gentlemen:

On behalf of Vortex Brands, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 3 to the Company’s Registration Statement on Form 1-A (as amended, the “Form 1-A”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 1-A Amended November 29, 2018

Business of the Registrant, page 17

1.    Please expand your revisions in response to prior comment 2 to disclose how much capital you estimate will be required to implement your pilot program and to clarify your pilot program's current status, given your disclosure on page 18 about "rolling out a pilot program" and executing service agreements after a pilot program begins its operations.

Response: The final paragraph in this section has been revised to explain the current status of the pilot program is at the planning stage, i.e. planning the roll-out while our activity is focused on site selection and seeking industry and stakeholder support. Further, the final 2 sentences of the last paragraph detail a range of capital estimated as necessary to implement the pilot program ranges from 25% to 50% of the offering ($1.25 to $2.50 Million)

Disclosure, page 28

2.    Please expand your disclosure added in response to prior comment 3 to provide the information Item 13 to Form 1-A requires regarding the name of the related person and, if applicable, the amount of such person's interest in the transaction.

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Response: Revised paragraph to disclose Ms. Widner as the one being related by marriage to the owner of Tripac Systems. Her ownership is assumed to be 50% since the State of Washington, her residence, is a community property state.

Signatures, page 33

3.    Ensure that your offering statement is signed by your principal financial officer and your principal account officer; see Instruction 1 to the Signatures page of Form 1-A.

Response: Signature page changed to reflect Mr. Higley as the principal financial officer and the principal accounting officer.

If you have additional comments or questions, please contact me at todd.higley@gmail.com

Sincerely,

/s/ Todd Higley

Todd Higley

CEO

Vortex Brands, Inc.

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